UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DEL TACO RESTAURANT PROPERTIES I

(Name of Subject Company (issuer))

DEL TACO RESTAURANT PROPERTIES I

(Names of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None or Unknown

(CUSIP Number of Class of Securities)

Jack Tang, General Counsel

Del Taco LLC

25521 Commercentre Drive

Lake Forest, California 92630

(949) 462-9300

Copy to:

Richard J. Maire, Jr.

Katherine J. Blair

Manatt, Phelps & Phillips LLP

11355 W. Olympic Avenue

Los Angeles, California 90064

(310) 312-4000

Item 1.	Subject Company Information

The name of the subject company is Del Taco Restaurant Properties I, a California limited partnership (the “Partnership”). The Partnership’s principal executive offices are located at 25521 Commercentre Drive, Lake Forest, California 92630, and its telephone number at that address is (949) 462-9300. The general partner of the Partnership is Del Taco LLC, a California limited liability company (the “General Partner” or “Del Taco”).

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the units of limited partnership interest of the Partnership (the “Units”). As of February 27, 2015, there were 8,751 Units issued and outstanding.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by the Partnership. The name, business address and business telephone number of the Partnership are set forth in Item I above.

This Schedule relates to the tender offer by MacKenzie Realty Capital, Inc., a Maryland corporation (“MacKenzie”), as disclosed in a Tender Offer Statement on Schedule TO filed by Mackenzie (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on February 17, 2015, to purchase 8,165 Units of the Partnership at a purchase price equal to $765 per Unit, without interest (the “Tender Offer Price”) on the terms and subject to the conditions set forth in the Tender Offer to Purchase, dated February 17, 2015 (together with any amendment and supplements thereto, the “Tender Offer”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”).

As set forth in the Schedule TO, the principal executive office of MacKenzie is located at 1640 School Street, Moraga, California 94556, and the telephone number at such address is (925) 631-9100.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

To the knowledge of the General Partner, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and (1) the Partnership, or (2) MacKenzie, its executive officers, director or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013 as filed with the SEC on March 24, 2014. The Partnership has no executive officers or directors.

On January 12, 2015, the Partnership filed a Form 8-K indicating its intention to initiate a sale process to market the properties owned by the Partnership that may result in the presentation of a sale transaction to the limited partners for approval. Del Taco intended to appoint a special committee comprised of a small group of qualified limited partners to facilitate the sale process and to manage any potential conflicts of interest with respect to Del Taco that could arise during the sale process, however, only one timely application was received. Del Taco determined that one committee member could not adequately perform the role required by the committee. As a result, the sale process was commenced without a special committee. Del Taco will resolve any potential conflicts of interest pursuant to the Partnership’s partnership agreement and applicable law.

On February 17, 2015, MacKenzie commenced the unsolicited Tender Offer with the filing of the Schedule TO with the SEC. The Tender Offer by MacKenzie is not related in any way to the sale process that Del Taco has initiated.

Item 4.	The Solicitation or Recommendation

(a) Solicitation Recommendation – No Opinion/Remaining Neutral Toward the Tender Offer.

For the reasons set forth below, Del Taco expresses no opinion and remains neutral with respect to the Tender Offer. Accordingly, Del Taco has not made a determination as to whether the Tender Offer is fair to, or in the best interests of, the Unit holders and is not making a recommendation regarding whether the Partnership’s Unit holders should participate in the Tender Offer.

Del Taco urges each Unit holder to make its own decision regarding the Tender Offer based on all of the available information and in light of the Unit holder’s own investment objectives, including, among other things, the sale process recently initiated by Del Taco to market the properties owned by the Partnership that may result in the presentation of a sale transaction to the limited partners for approval, the adequacy of the Tender Offer Price, the Unit holder’s view with respect to the Partnership’s prospects and outlook, the matters considered by the General Partner, as noted below, and any other factors that the Unit holder deems relevant to its investment decision.

(b) Background and Reasons for the General Partner’s Position.

Del Taco reviewed the terms and conditions of the Tender Offer as disclosed in the Schedule TO, including the Offer Price; the amount of Partnership Units sought to be acquired by MacKenzie in the Tender Offer; the fact that MacKenzie has indicated intent to hold the Units for investment and to make a profit, and that it could benefit from any higher liquidation value; and the circumstances under which the Tender Offer could be extended or other terms and conditions of the Tender Offer could be changed. Del Taco’s neutral recommendation on the Tender Offer is based on, but not limited to, the factors set forth below.

Reasons for General Partner’s Position:

1)

Units Sold in the Tender Offer will not be Subject to the Risks and Rewards of Ownership of Partnership Units, including participation in a liquidation distribution upon any sale of the Partnership’s assets. Del Taco considered that Unit holders whose Units are tendered and purchased in the Tender Offer will not participate in future strategic transactions, if any, involving the Partnership, such as a sale of the Partnership’s assets. Last year, Del Taco was contacted by a small group of limited partners who expressed an interest in selling the properties owned by the Partnership, and they presented an unsolicited non-binding letter of interest from a third party to acquire all of the Partnership’s properties for a cash price of $9,936,000, net of any encumbrances. Those limited partners initially requested us to hold a meeting of the limited partners to vote on the unsolicited offer, but subsequently withdrew the request. In October 2014, Del Taco conducted a poll to gauge whether the limited partners had an interest in entering into a possible sale of the properties. Rather than simply respond to a sole unsolicited offer, in order to ensure that the limited partners obtain a fair price and other terms for sale of the properties, assuming sufficient interest on the part of the limited partners, Del Taco would prepare to develop and implement a sale process designed to test the market. As reported in the Partnership’s Form 8-K filed with the SEC on January 12, 2015, after conducting and reporting the results of the poll of the limited partners, Del Taco initiated a process to explore the sale of the Partnership’s assets. The process is in the early stages and Del Taco has begun to evaluate brokers to assist with potential offers.

After commencement of that process, Del Taco received an updated and increased unsolicited offer from the same third party who submitted the offer last year for the purchase of the Partnership’s assets, which based on the information included in the Schedule TO filed by MacKenzie, may be at a higher liquidation distribution amount than the Tender Offer Price. However, this unsolicited offer is merely a non-binding offer and there is no guarantee that (a) Del Taco will enter into any definitive sale agreement with this or any other purchaser, (b) the sale price and liquidation distribution for the Units will be at an equivalent or higher price than the Tender Offer Price, (c) the limited partners will approve such a sale or (d) such a transaction will be successfully completed. Although no such sale transaction is currently pending, Del Taco cannot predict if or when any such transaction will result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Partnership’s Unit holders than the Tender Offer. Unit holders should note that the Tender Offer by MacKenzie is not related in any way to the sale process that Del Taco has initiated for the Partnership’s assets. If a Unit holder were to accept the Tender Offer by MacKenzie and then the Partnership were to subsequently sell the Partnership’s assets at a higher value than the amount of the Tender Offer Price, then MacKenzie, as owner of the Units accepted in the Tender Offer, would participate in any such increased liquidation premium of those Units (i.e., profits).

2)	No Assurance of Terms and Conditions of Sale of Partnership Assets Due to Unforeseen Contingencies. There are no assurances that the Partnership will be successful in entering into a binding agreement to sell its assets under comparable terms and conditions (including the Tender Offer Price) of the current Tender Offer, or at all. Unforeseen contingencies could materially affect the terms and conditions of a sale of the Partnership’s assets.

3)	No Current means to Determine Value of Units. There is no public market for the Units, therefore there is no accurate means for determining the present value of the Units. As a result, there cannot be any assurance that MacKenzie’s estimate accurately reflects the value of the Units or the actual amounts which may be realized by Unit holders. Unforeseen contingencies could also ultimately result in the nonsconsummation of the Tender Offer.

4)	Individual Investment Decision. Del Taco considered that each Unit holder could make an independent judgment of whether to maintain its interest in the Partnership or to reduce or eliminate its interest in the Partnership by participating in the Tender Offer based on publicly available information. Personal considerations that the Partnership believed may be relevant to this decision include:

a.	the Unit holder’s determination of the adequacy of the Tender Offer Price in light of the Unit holder’s own investment objectives;

b.	the Unit holder’s views as to the Partnership’s prospects and outlook or the likelihood that the Partnership will enter into (and that the limited partners will approve) a sale transaction that features a higher liquidation distribution amount than the amount offered in the Tender Offer;

c.	the Unit holder’s need for liquidity or diversification of its investment portfolio;

d.	other investment opportunities, including other types of investments, available to the Unit holder;

e.	whether the Unit holder requires current income on its investment in the Partnership;

f.	the Unit holder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

g.	the tax consequences to the Unit holder of participating in the Tender Offer, for which the Unit holder may wish to consult with competent tax advisors; and

h.	the factors considered by the General Partner described herein and any other factors that the Unit holder deems relevant to its investment decision.

5)	Ability to Change Recommendation. Del Taco considered that it can change its position and make a recommendation to the Partnership’s Unit holders with respect to the Tender Offer at a later time prior to the expiration of the Tender Offer, including if there is a change of events or circumstances or additional information comes to its attention. Del Taco considered that the Partnership’s Unit holders who tender their Units in the Tender Offer would have withdrawal rights as provided in the Tender Offer and could withdraw the Partnership Units tendered in the Tender Offer prior to the expiration of the Tender Offer if they desire to do so based on any changes to the Partnership’s position with respect to the Tender Offer or otherwise.

The description above is not exhaustive but summarizes the material factors considered by the General Partner. In view of the variety of factors and the amount of information considered, the Partnership did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank, or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the General Partner is not expressing an opinion and is remaining neutral with respect to the Tender Offer, it is expressing no view, and it should not be interpreted as expressing a view as to the position it would take with respect to any effort by MacKenzie or any other person to take any actions to further its holdings in the Partnership, or seek by any means to exercise control of, or a controlling influence with respect to, the Partnership.

The Partnership has no executive officers, directors or subsidiaries and neither Del Taco, nor any executive officer or director of Del Taco, owns any limited partnership units of the Partnership.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither Del Taco nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit holders on Del Taco’s behalf concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner. The Partnership has no executive officers, directors or subsidiaries and neither Del Taco, nor any executive officer or director of Del Taco, owns any limited partnership units of the Partnership.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Neither the Partnership nor Del Taco is undertaking or engaged in any negotiations in response to the Tender Offer that relate to (a) a tender offer or other acquisition of the Partnership’s securities; (b) an extraordinary transaction, such as a merger or reorganization, or liquidation, involving the Partnership; (c) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

There are no transactions, agreements in principle or signed contracts entered into by the Partnership or Del Taco in response to the Tender Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information

Additional Information

The Partnership files documents from time to time with the Commission. These documents are available free of charge on the Commission’s website at http://www.sec.gov. Copies would also be available at no charge by writing Del Taco LLC at 25521 Commercentre Drive, Lake Forest, California 92630.

Item 9. Exhibits

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEL TACO RESTAURANT PROPERTIES I
(a California limited partnership)
Registrant

Del Taco LLC
General Partner

Date: February 27, 2015	/s/ Steven L. Brake
Steven L. Brake
Chief Financial Officer